UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                       ELECTRONIC SENSOR TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   285835 10 4
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                                 (CUSIP Number)

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                           1077 Business Center Circle
                             Newbury Park, CA 91320
                                 (805) 480-1994
                            Attention: Francis Chang
          (Names, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 1, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                      Page 1 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      FRANCIS CHANG

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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |_| Not Applicable
      (b)   |_| Not Applicable

      Not Applicable

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3     SEC Use Only

4     Source of Funds SC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
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6     Citizenship or Place of Organization      California
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power   3,933,160

8     Shared Voting Power   Not Applicable

9     Sole Dispositive Power   3,933,160

10    Shared Dispositive Power   Not Applicable
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11    Aggregate Amount Beneficially Owned by Each Reporting Person    3,933,160

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12    Check if the  Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
      Instructions) |_|

      Not Applicable

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13    Percent of Class Represented by Amount in Row (9)     7.2%

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14    Type of Reporting Person (See Instructions) IN

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

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock ("Common Stock") of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of Electronic Sensor Technology, Inc. are located at 1077 Business Center Circle, Newbury Park, California 91320.

ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

a.    Name: Francis Chang an individual

b.    Business  Address:  1077 Business  Center Circle Newbury Park,  California
      91320

c. Occupation: Mr. Chang is a Director and the Vice President, Finance and Administration of the Issuer

d.    Mr.  Chang  has not,  during  the last five  years,  been  convicted  in a
      criminal    proceeding    (excluding   traffic   violations   or   similar
      misdemeanors).

e. Mr. Chang was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.    Mr. Chang is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 1, 2005, Francis Chang, through his wholly-owned limited liability company, 3 Springs, LLC (both Mr. Chang and 3 Springs, LLC shall be collectively referred to as "Chang") was issued shares of common stock ("Common Stock") from Issuer, and warrants to purchase shares of Common Stock in connection with the mergers ("Mergers") of two wholly-owned subsidiaries of Issuer with and into L & G Sensor Technology, Inc. and Amerasia Technology, Inc. such that Issuer. indirectly held all limited partnership interests of Electronic Sensor Technology, L.P., a California limited partnership ("EST LP"). In connection with the Mergers, Chang converted 666,634 shares of Amerasia common stock into 3,081,420 shares of Issuer common stock. In addition, Chang also converted $226,720 in principal and accrued interests from EST LP promissory notes into 226,720 shares of Issuer common stock and warrants to purchase 113,360 shares of Issuer common stock exerciseable at $1.00 per share. The warrants may only be exercised if the stock price is above $1.50 per share ("Warrants"). Chang also received 287,773 shares of Common Stock and 143,887 Warrants in connection with Amerasia's conversion of EST LP promissory notes into Issuer equity securities. All 3,595,913 shares of Common Stock and 257,247 Warrants are held through 3 Springs LLC, a California limited liability company wholly-owned by Mr. Chang. Mr. Chang holds in his own name options to purchase 80,000 shares of Common Stock at $1.00 per share.

ITEM 4. PURPOSE OF TRANSACTION.

Chang did not acquired the Issuer common stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, Chang has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Chang will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Chang is considered the beneficial owner of a total of 3,933,160 shares of Issuer's Common Stock, representing approximately 7.2% of all issued and outstanding shares of Common Stock. Chang has sole voting power and sole power to dispose of the Common Stock. Other than the Mergers, Chang has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Chang.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 23, 2005




                                       /s/ Francis Chang
                                       -----------------------------------------
                                       Francis Chang